FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March 2003

                       Commission File Number: 001-10306

                      The Royal Bank of Scotland Group plc

                              42 St Andrew Square
                               Edinburgh EH2 2YE
                                    Scotland

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F x                 Form 40-F
                             ---                         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                No x
                       ---                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE ROYAL BANK OF SCOTLAND GROUP plc


DIVIDEND ON SERIES 1 AND SERIES 2 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE PERIOD TO 31 MARCH 2003


The Directors have declared the specified dividends on the undernoted series of non-cumulative convertible dollar preference shares, all of which are represented by American Depositary Shares, for the six months to 31 March 2003. The dividends will be paid on 31 March 2003 at the undernoted rates to holders on the register at the close of business on 14 March 2003. As at the date of this announcement all of the undernoted non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 14 March 2003.


Series                                               Dividend payable per share

Series 1                                             US$45.59

Series 2                                             US$44.085


3 March 2003

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES D, SERIES E, SERIES F, SERIES G, SERIES H, SERIES I, SERIES J AND SERIES K NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 31 MARCH 2003


The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 31 March 2003. The dividends will be paid on 31 March 2003 at the undernoted rates to holders on the register at the close of business on 14 March 2003. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 14 March 2003.

Series                                               Dividend payable per share

Series D                                             US$0.51328125

Series E                                             US$0.50625

Series F                                             US$0.478125

Series G                                             US$0.4625

Series H                                             US$0.453125

Series I                                             US$0.50

Series J                                             US$0.53125

Series K                                              US$0.4921875



3 March 2003


End

THE ROYAL BANK OF SCOTLAND GROUP plc
DIVIDEND ON NON-CUMULATIVE CONVERTIBLE PREFERENCE SHARES OF(euro)0.01


The Directors have declared the specified dividend on the non-cumulative convertible preference shares of (euro) 0.01 for the twelve months to 31 March 2003.

The dividend will be paid on 31 March 2003 at a rate of (euro) 67.70 per share to holders on the register at close of business on 14 March 2003.



3 March 2003


End

NATIONAL WESTMINSTER BANK Plc


DIVIDEND ON SERIES B and SERIES C NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$25.00 FOR THE THREE MONTHS TO 16 APRIL 2003

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares for the three months to 16 April 2003. The dividends will be paid on 16 April 2003 at the undernoted rates to holders on the register at the close of business on 7 March 2003.


Series                                               Dividend payable per share

Series B                                             US$0.4921875

Series C                                             US$0.48519



3 March 2003


End




NATIONAL WESTMINSTER BANK Plc


DIVIDEND ON SERIES A NON-CUMULATIVE STERLING PREFERENCE SHARES OF(pound)1.00 FOR THE SIX MONTHS TO 16 APRIL 2003

The Directors have declared the specified dividend on the Series A non-cumulative sterling preference shares of (pound)1.00 for the six months to 16 April 2003.

The dividend will be paid on 16 April 2003 at the rate of 4.5p per share to holders on the register at close of business on 7 March 2003.



3 March 2003


End

THE ROYAL BANK OF SCOTLAND plc

The Royal Bank of Scotland plc ("the Bank") has today launched a (pound)500 million (Junior) Subordinated Upper Tier II issue. The notes will be perpetual with a first call date of 14 March 2016. The deal has been priced at a spread of 95 basis points against the UK Treasury 8% due 2015. The lead manager and bookrunner for the deal was The Royal Bank of Scotland, with BNP Paribas and JP Morgan Chase as co-lead managers.

The notes have been issued under the Bank's Euro Medium Term Note Programme, and are expected to be rated Aa2/A/AA- by Moody's, Standard & Poor's and Fitch respectively. The notes will be listed on the London Stock Exchange.

Stabilisation FSA.



For further information, please contact:

The Royal Bank of Scotland Group plc

Grahame Whitehead
Deputy Group Finance Director
42 St. Andrew Square
Edinburgh EH2 2YE
Tel: 0131 523 2970

Ron Huggett
Capital Raising Director
5th Floor. 280 Bishopsgate
London EC2M 4RB
Tel: 020 7375 4925

Gordon Taylor
Associate Director, Primary Markets
135 Bishopsgate
London EC2M 3UR
Tel: 020 7648 3095

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company

     The Royal Bank of Scotland Group plc

2.   Name of director

     Iain Samuel Robertson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Iain Samuel Robertson

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     The Royal Bank of Scotland plc


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     Iain Samuel Robertson

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Participation in The Royal Bank of Scotland Group plc Profit Sharing
     Scheme

7.   Number of shares / amount of stock acquired

     211

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     n/a

10.  Percentage of issued class

     n/a

11.  Class of security

     Ordinary 25p

12.  Price per share

     (pound)14.18

13.  Date of transaction

     7 March 2003

14.  Date company informed

     11 March 2003

15.  Total holding following this notification

     121,115

16.  Total percentage holding of issued class following this notification

     -

     If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

     n/a

18.  Period during which or date on which exercisable

     n/a

19.  Total amount paid (if any) for grant of the option

     n/a

20.  Description of shares or debentures involved: class, number

     n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     n/a

22. Total number of shares or debentures over which options held following this notification

     n/a

23.  Any additional information

     n/a

24.  Name of contact and telephone number for queries

     Hew Campbell, Head of Group Secretariat
     0131 523 2002

25. Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat
     0131 523 2002

     Date of Notification

     11 March 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

THE ROYAL BANK OF SCOTLAND GROUP plc


In accordance with sections 9.31(a) and 9.32 of the UK Listing Authority rules, The Royal Bank of Scotland Group plc has today submitted to the Document Viewing Facility the circular Letter to Shareholders together with the Notice of Meeting in connection with the Annual General Meeting to be held on 28 April 2003.







18 March 2003

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Name of company

     The Royal Bank of Scotland Group plc

2.   Name of shareholder having a major interest

     Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Lehman Brothers International (Europe)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Lehman Brothers International (Europe)

5.   Number of shares / amount of stock acquired

     -

6.   Percentage of issued class

     -

7.   Number of shares / amount of stock disposed

     -

8.   Percentage of issued class

     -

9.   Class of security

     Ordinary Shares of 25p

10.  Date of transaction

     14 March 2003

11.  Date company informed

     19 March 2003

12.  Total holding following this notification

     144,077,244

13.  Total percentage holding of issued class following this notification

     4.97%

14.  Any additional information

     -

15.  Name of contact and telephone number for queries

     Hew Campbell, Head of Group Secretariat 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat 0131 523 4711

     Date of notification

     19 March 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Name of company

     The Royal Bank of Scotland Group plc

2.   Name of shareholder having a major interest

     Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Lehman Brothers International (Europe)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Lehman Brothers International (Europe)

5.   Number of shares / amount of stock acquired

     -

6.   Percentage of issued class

     -

7.   Number of shares / amount of stock disposed

     -

8.   Percentage of issued class

     -

9.   Class of security

     Ordinary Shares of 25p

10.  Date of transaction

     18 March 2003

11.  Date company informed

     20 March 2003

12.  Total holding following this notification

     104,882,613

13.  Total percentage holding of issued class following this notification

     3.61%

14.  Any additional information

     -

15.  Name of contact and telephone number for queries

     Hew Campbell, Head of Group Secretariat 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat 0131 523 4711

Date of notification

     21 March 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company

     The Royal Bank of Scotland Group plc

2.   Name of director

     Frederick Anderson Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Frederick Anderson Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Frederick Anderson Goodwin

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     Frederick Anderson Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     2003 Executive Share Option Scheme Grant

7.   Number of shares / amount of stock acquired

     72,800 options

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares of 25p

12.  Price per share

     -

13.  Date of transaction

     13 March 2003

14.  Date company informed

     21 March 2003

15.  Total holding following this notification

     -

16.  Total percentage holding of issued class following this notification

     -

     If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

     13 March 2003

18.  Period during which or date on which exercisable

     13 March 2006 to 12 March 2013

19.  Total amount paid (if any) for grant of the option

     -

20.  Description of shares or debentures involved: class, number

     Ordinary Shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     (pound)12.37

22. Total number of shares or debentures over which options held following this notification

     508,151

23.  Any additional information

     -

24.  Name of contact and telephone number for queries

     Hew Campbell, Head of Group Secretariat, 0131 523 2002

25. Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat, 0131 523 2002

Date of Notification

     21 March 2003

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company

     The Royal Bank of Scotland Group plc

2.   Name of director

     Gordon Francis Pell

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Gordon Francis Pell

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Gordon Francis Pell

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     Gordon Francis Pell

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     2003 Executive Share Option Scheme Grant

7.   Number of shares / amount of stock acquired

     49,800 options

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

9.   Percentage of issued class

     -

10.  Class of security

     Ordinary 25p shares

11.  Price per share

     -

12.  Date of transaction

     13 March 2003

13.  Date company informed

     21 March 2003

14.  Total holding following this notification

     -

15.  Total percentage holding of issued class following this notification

     -

     If a director has been granted options by the company please complete the following boxes.

16.  Date of grant

     13 March 2003

17.  Period during which or date on which exercisable

     13 March 2006 to 12 March 2013

18.  Total amount paid (if any) for grant of the option

     -

19.  Description of shares or debentures involved: class, number

     Ordinary 25p shares

20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     (pound)12.37

21. Total number of shares or debentures over which options held following this notification

     157,866

22.  Any additional information

     -

23.  Name of contact and telephone number for queries

     Hew Campbell, Head of Group Secretariat, 0131 523 2002

24. Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat, 0131 523 2002

Date of Notification

     21 March 2003

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company

     The Royal Bank of Scotland Group plc

2.   Name of director

     Frederick Inglis Watt

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Frederick Inglis Watt

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Frederick Inglis Watt

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     Frederick Inglis Watt

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     2003 Executive Share Option Scheme Grant

7.   Number of shares / amount of stock acquired

     42,500 options

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary 25p shares

12.  Price per share

     -

13.  Date of transaction

     13 March 2003

14.  Date company informed

     21 March 2003

15.  Total holding following this notification

     -

16.  Total percentage holding of issued class following this notification

     -

     If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

     13 March 2003

18.  Period during which or date on which exercisable

     13 March 2006 to 12 March 2013

19.  Total amount paid (if any) for grant of the option

     -

20.  Description of shares or debentures involved: class, number

     Ordinary 25p shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     (pound)12.37

22. Total number of shares or debentures over which options held following this notification

     158,758

23.  Any additional information

     -

24.  Name of contact and telephone number for queries

     Hew Campbell, Head of Group Secretariat, 0131 523 2002

25. Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat, 0131 523 2002

Date of Notification

     21 March 2003

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company

     The Royal Bank of Scotland Group plc

2.   Name of director

     Norman Cardie McLuskie

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Norman Cardie McLuskie

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Norman Cardie McLuskie

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     Norman Cardie McLuskie

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     2003 Executive Share Option Scheme Grant

7.   Number of shares / amount of stock acquired

     39,700 options

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary 25p shares

12.  Price per share

     -

13.  Date of transaction

     13 March 2003

14.  Date company informed

     21 March 2003

15.  Total holding following this notification

     -

16.  Total percentage holding of issued class following this notification

     -

     If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

     13 March 2003

18.  Period during which or date on which exercisable

     13 March 2006 to 12 March 2013

19.  Total amount paid (if any) for grant of the option

     -

20.  Description of shares or debentures involved: class, number

     Ordinary 25p shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     (pound)12.37

22. Total number of shares or debentures over which options held following this notification

     156,130

23.  Any additional information

     -

24.  Name of contact and telephone number for queries

     Hew Campbell, Head of Group Secretariat, 0131 523 2002

25. Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat, 0131 523 2002

Date of Notification

     21 March 2003

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company

     The Royal Bank of Scotland Group plc

2.   Name of director

     Sir George Ross Mathewson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Sir George Ross Mathewson

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Sir George Ross Mathewson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     Sir George Ross Mathewson

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     2003 Executive Share Option Scheme Grant

7.   Number of shares / amount of stock acquired

     36,400 options

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     -

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary 25p shares

12.  Price per share

     -

13.  Date of transaction

     13 March 2003

14.  Date company informed

     21 March 2003

15.  Total holding following this notification

     -

16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

     13 March 2003

18.  Period during which or date on which exercisable

     13 March 2006 to 12 March 2013

19.  Total amount paid (if any) for grant of the option

     -

20.  Description of shares or debentures involved: class, number

     Ordinary 25p shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     (pound)12.37

22. Total number of shares or debentures over which options held following this notification

     294,001

23.  Any additional information

     -

24.  Name of contact and telephone number for queries

     Hew Campbell, Head of Group Secretariat, 0131 523 2002

25. Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat, 0131 523 2002

Date of Notification

     21 March 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Name of company

     The Royal Bank of Scotland Group plc

2.   Name of shareholder having a major interest

     Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Lehman Brothers International (Europe)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Lehman Brothers International (Europe)

5.   Number of shares / amount of stock acquired

     -

6.   Percentage of issued class

     -

7.   Number of shares / amount of stock disposed

     -

8.   Percentage of issued class

     -

9.   Class of security

     Ordinary Shares of 25p

10.  Date of transaction

     20 March 2003

11.  Date company informed

     25 March 2003

12.  Total holding following this notification

     -

13.  Total percentage holding of issued class following this notification

     Less than 3%

14.  Any additional information

     -

15.  Name of contact and telephone number for queries

     Hew Campbell, Head of Group Secretariat 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat 0131 523 4711

Date of notification

     25 March 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  1 April 2003


                                            THE ROYAL BANK OF SCOTLAND GROUP plc
                                            (Registrant)


                                            By: /s/ H Campbell
                                                --------------------------------
                                                Name:  H Campbell
                                                Title: Head of Group Secretariat